Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Jay E. Ingram	September 21, 2007

Re:	Diebold, Incorporated Definitive 14A Filed March 19, 2007 File No. 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated (the “Company”) is submitting this letter in response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2007 (the “Comment Letter”), with respect to its 2007 definitive proxy statement (the “Proxy”).
     Below are the Company’s responses to the comments raised by the Staff in the Comment Letter. For the convenience of the staff, we have repeated the Staff’s comment before the response.
Compensation Discussion and Analysis, page 12
1.	You refer to this section as “Compensation Disclosure and Analysis”. Please use the correct phraseology for the information required to be disclosed pursuant to Item 402(b) of Regulation S-K, which is “Compensation Discussion and Analysis.”
Response:
In future filings, the Company will use the correct phraseology “Compensation Discussion and Analysis” for the information required to be disclosed pursuant to Item 402(b) of Regulation S-K.
2.	Please add disclosure addressing the Committee’s analysis of the information contained in the tally sheets and how the eva1uation of this information resulted in specific awards for the fiscal year or modifications to the manner in which you

Securities and Exchange Commission
September 21, 2007

implement your compensation program. Ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.
Response:
“Tally sheets” breaking down the total cost of all compensation were only reviewed by the Company’s Compensation Committee (the “Committee”) in furtherance of its obligations under the new executive compensation disclosure rules relative to post-termination payments to the named executive officers. The Committee does not use tally sheets of the type found on page 34 of the Proxy for its annual review of executive compensation or for determining specific awards to executives. However, the Committee does annually review a “snapshot” of total direct compensation for each executive for purposes of general benchmarking and comparative analysis with the Company’s peer group. In this way, the Committee can validate its target pay positions with respect to direct compensation elements relative to its peer group. The Committee’s review of these snapshots has no direct influence on its determinations with respect to individual elements of compensation or with respect to individual awards.
Further, as previously disclosed on page 15 of the Proxy,
[t]he amount of total compensation realized or potentially realizable from prior compensation awards does not directly influence the level of total compensation paid or future pay opportunities. Moreover, the Corporation does not have a specific formula for allocating total compensation between current and long-term compensation or between cash and non-cash compensation. However, the Corporation does vary the mix of these elements based on competitive practices and management level to recognize each individual’s operating responsibilities and ability to impact short and long-term results.
The Company believes that these statements provide a complete picture of the degree to which previously determined compensation elements affect (or do not affect) decisions regarding other compensation elements.
3.	Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33- 8732A.

Securities and Exchange Commission
September 21, 2007

Response:
Any differences in compensation among the named executive officers are based on each individual’s experience, operating responsibilities, ability to impact short and long-term results and future potential, as determined by the Committee. Further, in order to attract and retain quality executive officers, the Committee feels it is necessary and proper to provide compensation for each executive position that is commensurate with market practice (determined specifically by reference to the practices of our peers). The Committee makes no other distinctions in its compensation policies and decisions as among the named executive officers or among the named executive officers and any other executive officer, and such compensation policies and decisions are applied consistently among the executives.
Market Benchmarking of Executive Compensation, page 13
4.	Please specify how each element of compensation relates to the data you analyzed from the comparator companies. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why.
Response:
The Committee analyzes data from the Company’s peers, as well as data for executives in similar positions at companies of comparable size that are outside of the peer group, to determine their pay positions for each element of compensation. The table on page 13 of the Proxy contains disclosure on how the individual pay elements are targeted against these peer companies in the column titled “Target Pay Position.” For example, the Committee targets base salaries below median levels. However, the Committee does not choose specific percentile ranges for targeting individual pay elements. Annual bonuses are targeted slightly above median levels to produce total cash compensation at target results that approximate median results. The total value of long-term incentives is targeted above median levels in order to provide competitive total compensation, build stock ownership, enhance ties to shareholder returns and emphasize variable over fixed compensation.
For 2007, in accordance with its stated philosophy, the Committee approved base salaries for executives that were, on average, 90% of median levels. When base salaries are coupled with target bonuses, resulting cash compensation levels approach median levels, on average. The total value of long-term incentives at target, when added to base salary and target bonus, positions the potential total compensation for the executives at approximately 115% of median levels.

Securities and Exchange Commission
September 21, 2007

Pay Setting Process, page 14
5.	Please expand the disclosure pertaining to the relationships between management, the Committee, and Towers Perrin to provide a materially complete description of each consultant’s role with Diebold. Include a description of the nature and scope of the assignments of the consultant and how its role and responsibilities differ depending on whether the consultant was engaged by the Committee or management. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultant maintains multiple relationships with the company, please disclose this and describe the consultant’s responsibilities based on the capacity in which Diebold engaged the consultant.
Response:
As disclosed in the Proxy, the Committee periodically utilizes the services of Towers Perrin, an independent compensation consultant. Towers Perrin is engaged by, and serves at the will of, the Committee and reports directly to its Chair. Towers Perrin currently does not perform other human resources or executive compensation consulting services directly for the Company or management. In addition, in 2007 the Board Governance Committee engaged Towers Perrin to review and provide recommendations on the Company’s pay program for outside directors.
More specifically, Towers Perrin was engaged by the Committee in 2006 to develop external compensation data primarily consisting of comparative analyses of the Company’s peer companies and Fortune 500 companies, as well as companies of comparable size that are outside of the Company’s peer group. It also provided advice on current compensation trends such as long-term incentives, executive retirement, change-in-control severance benefits, deferred compensation programs and governance practices in connection with executive compensation. At the Committee’s discretion, Towers Perrin attends Committee meetings dealing with executive pay matters, but does not participate in meetings addressing issues like management succession or leadership development.
At the direction of the Committee, Towers Perrin also provides the data described in the preceding paragraph to the Chief Human Resources Officer (“CHRO”) to use to prepare compensation recommendations for the Company’s executives. The CHRO reviews the data and makes compensation recommendations to the CEO based upon the market pay information and an analysis of the executives’ individual performance goals, as well as other internal factors (such as expanded job responsibilities during the year or extraordinary performance during the year that is not tied to any of the executive’s stated goals). The CEO then reviews these recommendations and, along with the CHRO, makes final recommendations to the Committee. Towers Perrin generally participates in the Committee’s deliberations on executive pay decisions, answers questions regarding compensation trends or the market data it developed, and may provide additional advice

Securities and Exchange Commission
September 21, 2007

or input as requested by the Committee. The Committee ultimately approves the executive compensation actions it deems appropriate after considering all input.
Towers Perrin also provides similar external data to the CHRO to use to prepare total compensation recommendations for the CEO. The CHRO reviews the data and recommendations with the Committee Chair, as well as with the entire Committee. The Committee reviews and evaluates the CEO’s performance in executive session, without members of senior management or the CEO. The Committee’s final pay recommendations for the CEO are then presented to the independent members of the Board, prior to which the CEO is given the opportunity to present a self-evaluation and to discuss the achievement of his individual performance goals, as well as the Company’s recent financial results. The Board conducts its own review and evaluation of the CEO’s performance and ultimately approves the compensation actions for the CEO that it deems appropriate after considering all input.
6.	Please elaborate on Mr. Swidarski’s role in Diebold’s compensation processes and his input during the crafting of compensation packages to include a discussion of whether or not he makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and the extent to which he attends Compensation Committee meetings or meets with the consultants used by the Committee.
Response:
Executive compensation package recommendations are crafted by the CHRO utilizing external data from Towers Perrin, as well as the results of company and individual performance goals. These recommendations are presented to the Committee for review and discussion, and are then approved as deemed appropriate by the Committee.
As discussed in our response to comment 5 above, the CEO makes recommendations to the Committee with respect to the compensation actions and target incentive levels for his management team, and also presents a self-evaluation to the Board relative to his own performance and the Company’s financial results. The CEO does not make specific recommendations with respect to his own compensation.
However, as further discussed in our response to comment 8 below, the performance level for target payout of the annual cash bonus approximates the Company’s annual EPS guidance to its investors, which guidance is prepared by management, including the CEO, and then discussed and approved by the Board. The performance levels for payout of cash bonuses at threshold and maximum are then automatically set as a percentage of the target EPS level. The target levels that are tied to the payout of performance shares for all executives, including the CEO, are based entirely on a formulaic matrix comprised of the Company’s total shareholder return relative to the Company’s peer group and the S&P Midcap 400 Index, weighted equally.

Securities and Exchange Commission
September 21, 2007

As noted, however, the CEO’s self-evaluation does include his proposed goals for the coming year, so he does make some initial recommendations relative to his individual performance goals, which can obviously have an effect on his compensation. However, the goals for the CEO are based in large part on the annual financial plan for the Company, which is approved by the Board prior to these compensation discussions, so by this time the CEO’s performance goals have already been somewhat predetermined.
In addition, in setting the target EPS level for the coming year and evaluating the EPS results for the prior year, the Committee may consider certain non-recurring or extraordinary items outside of the normal course of business and not reflective of the Company’s core performance. Because these extraordinary items are generally specified, if at all, at the beginning of the performance year—and generally validated, if at all, when determining final EPS results for cash bonus payout for the prior year—the CEO is invariably in the best position to make recommendations to the Committee relating to the exclusion of any such extraordinary items that may be anticipated for the coming year. The approval of any such exclusions would necessarily impact the CEO’s compensation.
The CEO attends Committee meetings as invited, which is fairly regularly, and provides input on compensation decisions affecting his management team. However, the CEO’s compensation is discussed in an executive session of the independent members of the Board, and is then approved as deemed appropriate by the Board.
The CEO may meet independently with Towers Perrin in preparation for upcoming Committee meetings to review information that will be presented at the meeting. However, the only input the CEO has with respect to Towers Perrin’s meeting materials is in the event that information about the Company or management is factually inaccurate.
Annual Bonuses, page 15
7.	Please discuss the specific items of individual performance used to determine bonus payments and how you structure your incentive bonuses around such individual objectives. To the extent discretion can be or has been exercised with respect to the awarding of incentive compensation absent attainment of the relevant performance goals, please identify any particular exercises of discretion and state to whom it applied. See Items 402(b)(2)(vi)-(vii) of Regulation S-K. Since the Committee’s consideration of individual performance did result in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.
Response:
As indicated on page 16 of the Proxy, bonuses are determined based upon objective company performance measures established by the Board at the beginning of each fiscal

Securities and Exchange Commission
September 21, 2007

year. The Company has historically used EPS as the performance criteria for the annual cash bonuses; however, the Annual Cash Bonus Plan allows for other performance measures to be used instead, including, in particular: return on invested capital; return on total capital; return on assets; return on equity; total shareholder return; growth in net income, revenue, cash flow or operating profit; and/or productivity improvement. The potential earnout levels of the executives, as a percentage of income, are set by the Committee so as to provide a reasonable opportunity to achieve total cash compensation at target that approximates the median total cash compensation of the Company’s peer companies.
To pay these bonuses, the Company funds a bonus pool based on achievement of a pre-established performance target (e.g., EPS). The level of EPS achieved relative to target determines the actual size of the pool funded. Accordingly, the bonus pool, and thus the maximum cash bonus award payable to each executive, is based entirely on company performance measures.
The Committee then relies on two factors to distribute the bonus pool. One-half of an executive’s funded award is paid automatically based on the Company’s achievement of its pre-determined performance measure. For example, an executive with a target bonus equal to 50% of salary can earn an annual bonus equal to 25% of salary if the Company achieves its target EPS goal. Payment of the other half of the award is based on the achievement of the executive’s individual performance objectives. Each executive typically has from 6 to 10 individualized goals, which are set by the CEO at the beginning of each fiscal year and are also reviewed by the Committee. The goals are tied to the individual’s operating unit, functional area or department. They may be a mixture of quantitative (e.g., revenue, operating profit, free cash flow, inventory goals, etc.) and qualitative measures (e.g., operational and organizational improvements, product/service development, customer loyalty, etc.). The CEO establishes the individual goals for his management team and the Committee sets the CEO’s individual performance objectives. In this way, the Company can reward individual contributions not fully captured by the Company’s performance results. Moreover, the Company retains a strong emphasis on consolidated results because bonuses are not funded unless the Company achieves its threshold level of EPS performance.
In determining the effect of the individual performance measures on the executives’ cash bonus, the Committee has no set criteria, formula or weighting system, but instead bases its determination primarily on a subjective assessment made by the CEO and reported to the Committee. Accordingly, the individual performance goals act more as a limiting factor in relation to the maximum potential cash bonus award funded by achievement of the Company’s performance measures. For example, if an executive is deemed not to have achieved some or all of his individual performance goals, as determined by the CEO and recommended to the Committee, then the executive will receive a cash bonus award less than the maximum award funded, but not less then 50% of the funded award. Under the Annual Cash Bonus Plan, the Committee is only authorized to use negative discretion

Securities and Exchange Commission
September 21, 2007

with respect to any awards under the plan. The Committee did not use any negative discretion for the 2006 cash bonuses.
With respect to the 2006 cash bonuses, there were no individual quantitative or qualitative measures that were specifically relied upon by the CEO or the Committee. Instead, the CEO made a subjective determination that several of the executives did not fully achieve their individual performance goals and recommended to the Committee an award of less than the amount funded for these individuals.
8.	Please disclose the financial performance-related factors that are tied to 2007 incentive compensation in accordance with Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm and allow you to omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.
Response:
For 2007 cash bonus awards, the company performance measure is again based on pre-determined levels of EPS. The EPS level fixed by the Committee for purposes of target payout of the cash bonuses is intended to approximately mirror the Company’s annual EPS guidance to investors. The performance levels for payout of cash bonuses at threshold and maximum are then automatically set as a percentage of the target EPS level. Because the Committee’s compensation philosophy is to pay less than median for base salary compared to the Company’s peer group, with the difference in median total cash compensation to be made up through the annual cash bonus, the threshold for payout is set at a level that is intended to be reasonably capable of achievement. Conversely, the target for maximum payout is set at a level that would require a fairly extraordinary effort to achieve. For 2007, the EPS levels were set at:

· Below Threshold	→ EPS < $1.85	→ No Bonuses Funded
· Threshold	→ EPS = $1.85	→ 40% of Target Pool
· Target	→ EPS = $2.20	→ 100% of Target Pool
· Maximum	→ EPS = $2.55	→ 200% of Target Pool

Securities and Exchange Commission
September 21, 2007

For 2007 long-term incentives, the financial performance-related factors that are tied to the payout of performance shares are again based on pre-determined levels of total shareholder return relative to the Company’s peer group and the S&P Midcap 400 Index, equally weighted. The mechanism for payout of performance shares for the 2007 to 2009 performance period is the same as disclosed in the Proxy for the 2006 to 2008 performance period.
Compensation Committee Report, page 22
9.	Please comply with the requirements of paragraph (e)(5)(i)(A) of Item 407 of Regulation S-K, which dictates that you must state whether the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.
Response:
In connection with the Proxy, the Compensation Committee did review and discuss the Compensation Discussion and Analysis with management; however, that fact was inadvertently omitted. In future filings, the Company will comply with the disclosure requirements of paragraph (e)(5)(i)(A) of Item 407 of Regulation S-K.
2006 Pension Benefits, page 27
10.	With respect to the named executive officers who participate in multiple plans, please expand the narrative to the Pension Benefits table to include a materially complete discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, please describe your policies regarding the granting of extra years of credited service. See Item 402(h)(3)(iv) and (v) of Regulation S-K.
Response:
All named executive officers participate in the Diebold Qualified Retirement Plan, which is a tax-qualified defined benefit pension plan available to all salaried and hourly non-union employees of the Company who were hired before July 1, 2003. This plan provides benefits that are limited by Internal Revenue Code requirements applicable to all tax-qualified pension plans. The Company also provides two Supplemental Executive Retirement Plans (SERPs). The purpose of the SERPs is to provide additional benefits above those provided under the Qualified Retirement Plan. Named executives officers do not participate in multiple SERPs; rather they participate in either SERP I or SERP II, which is determined based upon their eligibility date, as SERP I was previously closed to new participants.

Securities and Exchange Commission
September 21, 2007

None of the named executive officers has been granted extra years of credited service under SERP I or SERP II; however, the Company reserves the discretion to provide such grants of extra service on a case-by-case basis. Factors that might warrant such a grant would include, but not be limited by, the following: the recruitment of an executive who is foregoing benefits under a prior employer’s SERP or other non-qualified deferred compensation plans or the provision for an executive who would otherwise not qualify for a full accrual at the SERP’s normal retirement age of 65 because his or her years of service are less than the required 25 years of service.
2006 Non-Qualified Deferred Compensation, page 29
11.	Pursuant to the Instruction to Item 402(i)(2), please provide a footnote that quantifies the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in your Summary Compensation Table for previous years.
Response:
The Company’s executive deferred compensation plan was amended as of January 1, 2006, such that the investment options available under the plan now mirror the Company’s 401(k) Savings Plan. As such, the executive officers that participate in the plan, including the named executive officers, no longer receive interest that would qualify as preferential interest on deferred compensation.
However, in previous years, the Company reported the following amounts for the named executive officers in its Summary Compensation Table, and which amounts are included in the column “Aggregate Balance as of December 31, 2006” (column (f) of Item 402(i)(1)) in the “2006 Non-Qualified Deferred Compensation” table:
Michael J. Hillock — $14,236 ($9,249 reported in 2006 and $4,987 reported in 2005)
David Bucci — $477 ($402 reported in 2006 and $75 reported in 2005)
In future filings, the Company will comply with the footnote requirements of the Instruction to Item 402(i)(2).
Post-Termination Payments Table, page 34
12.	The aggregate amounts payable for each situation that would generate a payout is not clear. Please expand the tabular presentation to include a row that captures the total amounts payable.

Securities and Exchange Commission
September 21, 2007

Response:
In future filings, the Company will expand the tabular presentation to include a row that captures the total post-termination amounts payable to the named executive officers or will otherwise reflect such total amounts payable in the narrative under “Potential Payments upon Termination or Change of Control.”
13.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale or decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.
Response:
The Company has an historical practice of providing change-in-control agreements to its executive officers. The terms and conditions of these agreements are identical in all material respects, except that, historically, the individuals in the positions of CEO and/or President receive lump sum payments equal to three times base salary upon a change-in-control, whereas all other executives receive payment equal to two times base salary upon a change-in-control. The Committee periodically reviews the Company’s policy with respect to these change-in-control agreements, and in 2006 engaged Towers Perrin to provide a competitive analysis of the Company’s practices. It was determined that this type of agreement was still a valued component of overall compensation for purposes of attracting and retaining quality executive officers. It was also determined that the Company’s practice of providing for payments of two and three times base salary was at a level below market practice and, therefore, remained consistent with the Committee’s philosophy relative to these types of awards. As such, the Committee approved the continued award of these agreements to new executives. The Committee does not take the value of these agreements into consideration when making any other compensation decisions.
The Company typically only enters into employment agreements with the CEO, and also the President when that title is held by someone other than the CEO. When an employment agreement is deemed necessary, the Committee usually models the agreement after prior employment agreements, and makes adjustments as necessary given, among other factors, a competitive analysis of the market for the position, the needs of the Company and the relative experience level of the individual accepting the position. These employment agreements may then go through a negotiation process with the individual and his or her legal counsel.

Securities and Exchange Commission
September 21, 2007

Finally, it is also the Company’s historical practice to enter into separation agreements with its executive officers upon their separation from service, in order to reinforce that individual’s confidentiality, non-competition and non-solicitation obligations. As with employment agreements, the Committee usually models the agreement after prior separation agreements, and makes appropriate adjustments, taking into consideration the past service of the individual, the reason for the separation and any other factors the Committee deems relevant. These separation agreements generally then go through a negotiation process with the individual and his or her legal counsel. These agreements are only prepared at the time of an executive’s separation from the Company, and as such, do not affect the Committee’s decisions on other compensation elements.
* * *
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please contact the undersigned at (330) 490-4473.
Very truly yours,
/s/Thomas W. Swidarski
Thomas W. Swidarski